September 23, 2019

Yanpin Sheng
Chief Executive Officer
Kemiao Garment Holding Group
6910 S. Cimarron Road, Suite 240
Las Vegas, Nevada 89114

       Re: Kemiao Garment Holding Group
           Registration Statement on Form 10-12(g)
           Filed August 27, 2019
           File No. 000-56086

Dear Mr. Sheng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12(g) filed August 27, 2019

Item 1. Business, page 2

1. We note that you have no current operations and your only business plan is to look for opportunities to engage in a merger or acquisition with an unidentified company or companies. Please identify yourself as a blank check company and provide a definition of the term blank check company. We refer you to the definition found in Rule 419 of the
      1933 Securities Act. Revise your disclosure throughout to clarify that all your business plans are aspirational. For example, on page 3, you state that "we are a technology-based company that uses ecology and integration to promote its clothing and agriculture industries." Revise all such language to avoid the impression that you have current operations. Avoid identifying yourself as "a technology-based company," unless you can explain how your business plans could integrate technology into the clothing and agriculture industries in a major way and would be feasible with your lack of funding.
 Yanpin Sheng
Kemiao Garment Holding Group
September 23, 2019
Page 2
2. Disclose why your management is focusing on acquiring businesses in the specific clothing and agriculture industries you discuss and whether management has any experience in these industries.
3. Disclose the status of your prior business operations, including the company's Hong Kong and PRC subsidiaries. Discuss your potential liabilities related to the prior business.
4. Disclose and quantify the expenses and outstanding liabilities of the company that Bryan
         Glass paid in his capacity as custodian.
Business, page 4

5. We note your disclosure that you have not yet entered "into any definitive agreement with potential merger or acquisition candidates." In your risk factors disclosure you discuss the impact fluctuation in the price of raw materials and the effect that would have on the manufacture of your core products. You also discuss demand for your liquid compound fertilizer and disclose that variations in weather conditions may have an adverse effect on its application. To help us better understand your disclosure, tell us if you have identified potential acquisitions and share your assessment as to whether any of those acquisitions are probable.
Competition, page 5

6. You state that you "compete in markets where clothing fashion and agriculture is regulated." Revise to disclose in which markets you expect to compete and the general nature of such regulations.
Item 1A. Risk Factors, page 6

7. You refer repeatedly to specific aspects of your business which you have not discussed in the Business section. For example, you refer at the bottom of page 6 to "raw materials that we use in the manufacture of our products" and at the top of page 7 to "our organic liquid compound fertilizer products." Please delete such details or explain how you are certain what products you will be producing when you are at present merely in the process of looking for merger partners.
8. Please discuss the risk that, because the officers and directors reside outside the United
       States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.
FirstName LastNameYanpin Sheng
Comapany NameKemiao Garment Holding Group
9. Provide a risk factor that discusses the specific resale limitations of Rule 144(i) on your shares.
September 23, 2019 Page 2
FirstName LastName
 Yanpin Sheng
FirstName LastNameYanpin Sheng
Kemiao Garment Holding Group
Comapany 23, 2019
September NameKemiao Garment Holding Group
September 23, 2019 Page 3
Page 3
FirstName LastName
There can be no assurance that we will successfully consummate a business combination . . . , page 8

10. You refer here to the possibility of internally developing a business instead of, or in addition to, consummating one or more business combinations. Please revise your
         Business disclosure to discuss this part of your business plan.
We will incur increased costs as a result of becoming a reporting company . . . , page 8

11. Please revise to quantify your expected additional costs in connection with becoming a reporting company.
Management's Discussion and Analysis or Plan of Operation, page 13

12. Provide a fuller discussion of the steps you plan to take to implement your plan of operation. In your discussion, quantify the amount of funding you anticipate requiring to meet your reporting obligations and to pursue your business plan for at least the next twelve months. Discuss your plans to raise the necessary funds.
13. Remove your discussion of the results of operations of Neon Bloom, Inc. for the years ended December 31, 2017 and 2016 and discuss the company's results of operations for the required periods.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

14. You disclose in footnotes 2 and 3 to the beneficial ownership table that Yufang Zhu owns
         3,000,000 Preferred shares entitled to 20 votes per share and 200,000 Preferred A shares entitled to 500 votes per share, giving Mr. Zhu voting control of the company. However, you disclose on page 12 that "10,000,000 shares of Preferred Stock are authorized and 0 shares are outstanding," you disclose on page 18 that "[a]t this time there are no designated classes of Preferred Stock," and there is no disclosure of the issuance of preferred stock in any other location in your registration statement, including in your financial statements. Please advise and file your articles of incorporation as an exhibit.
15. Please identify the natural person or persons that have voting or investment control of the shares beneficially owned by World Capital Holding Ltd and Guo Jin Tong Investment
         (HK) Ltd.
Item 5. Directors and Executive Officers, page 16

16. Please revise to provide more specific detail regarding the business experience of your officers and directors discussed in this section, specifically with regard to the last five years. For example, instead of describing Yanping Sheng as "senior executive of several listed companies," identify the companies for which he has worked, the positions he has held and the corresponding dates of his service.
 Yanpin Sheng
Kemiao Garment Holding Group
September 23, 2019
Page 4
17. You identify the CEO as Yanping Sheng. However, the Form 10 is signed by Shinpang
      Sheng as CEO, and the beneficial ownership table lists Yufang Zhu as CEO. Please clarify and revise.
Item 10. Recent Sales of Unregistered Securities, page 17

18. You state that the sale of unregistered securities disclosed in this section was made pursuant to Rule 144 of the Securities Act. However, as a shell company, as defined in Rule 405 of the Securities Act, Rule 144 is not available for the resale of your securities. We refer you to Rule 144(i). Please revise or advise.
19. You state that on December 24, 2018 World Capital Holding, Ltd. purchased 40 million shares. Please clarify why you then state that 36 million shares were issued to YuFang
      Zhu and 4 million shares to World Capital Holding. Make similar revisions to the discussion of this transaction in the Business section on page 3.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 17

20.   Provide the disclosure required by Regulation S-K Item 404(c)(1)(i) and
(ii) for the
      following:
        any promoters of the company, and
        any person who acquired control of the company or any person that is part of a group that, acting together for the purpose of acquiring, holding, voting or disposing of equity securities of the company, acquired control of the company. Refer to Rule 405 for the definition of "promoter" and to Regulation S-K
Item 404(c)(2)
      regarding certain persons who acquire control of a shell company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Inessa
Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney
Adviser, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameYanpin Sheng
                                                            Division of
Corporation Finance
Comapany NameKemiao Garment Holding Group
                                                            Office of
Telecommunications
September 23, 2019 Page 4
cc:       Rhonda Keaveney
FirstName LastName